EXHIBIT 99.4

August 23, 2023

To: United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Xtra-Gold Resources Corp. (the "Company") File No. 333-139037

We refer to your letter dated August 15, 2023.

Regarding Item 1:

We believe that Harbourside CPA LLP cannot provide an opinion to agree or disagree with the statement made by the Company in response to Item 16F(a) as we are no longer a registered accounting firm. Our withdrawal from registration was accepted by the Public Company Accounting Oversight Board ("PCAOB") effective November 1, 2022.

Regarding Item 4:

We believe that Harbourside CPA LLP cannot amend an audit report, as we are no longer a registered accounting firm. Our withdrawal from registration was accepted by the Public Company Accounting Oversight Board ("PCAOB") effective November 1, 2022.

In addition, Harbourside CPA LLP has effectively wound down all operations.

Yours very truly,

Mickey Goldstein.